UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

STARZ

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 85571Q102

Series B Common Stock: 85571Q201

(CUSIP Number)

Wayne Levin

General Counsel and Chief Strategic Officer

Lions Gate Entertainment Corp.

2700 Colorado Avenue, Suite 200

Santa Monica, California 90404

(877) 848-3866

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 3, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons Lions Gate Entertainment Corp. (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Columbia, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 2.42% (5) Series B Common Stock: 26.28% (5)
14.	Type of reporting person (see instructions) CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Lions Gate Entertainment Corp. (“Lions Gate”) in connection with the closing of the transactions contemplated by the Stock Exchange Agreement (the “2015 Exchange Agreement”), dated as of February 10, 2015, by and among Lions Gate, LG Leopard Canada LP, an Ontario limited partnership and indirect wholly owned entity of Lions Gate (“Leopard”) and certain affiliates of John C. Malone listed on Schedule I thereto (the “2015 Stockholders”). Pursuant to the Exchange Agreement, on March 27, 2015, Leopard acquired from the 2015 Stockholders 2,118,038 shares of Series A Common Stock and 2,590,597 shares of Series B Common Stock (collectively, the “2015 Starz Exchange Shares”) of Starz (the “Issuer”) in exchange for 4,967,695 newly issued common shares of Lions Gate, no par value per share. The 2015 Starz Exchange Shares covered by this statement on Schedule 13D (this “Statement”) are held of record by Leopard. The sole general partner of Leopard is LG Leopard GP Canada Inc., an Ontario corporation (“Leopard GP”), and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.

(2)	Pursuant to the 2015 Exchange Agreement, the 2015 Stockholders will have (1) a right of first offer on sales of the 2015 Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the 2015 Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Lions Gate expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the 2015 Stockholders.

(3)	Comprised of 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock that are held of record by Leopard. By virtue of Lions Gate’s position as the limited partner of Leopard, for purposes of this Statement, Lions Gate may be deemed to beneficially own those shares.

(4)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.

(5)	Based on 87,562,102 shares of the Issuer’s Series A Common Stock and 9,858,316 shares of the Issuer’s Series B Common Stock outstanding as of October 31, 2016, as set forth in the Amendment No. 6 to Form S-4 filed by Lions Gate on November 4, 2016. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 15.1% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6.

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons LG Leopard GP Canada Inc. (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 2.42% (5) Series B Common Stock: 26.28% (5)
14.	Type of reporting person (see instructions) CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Leopard GP in connection with the closing of the transactions contemplated by the 2015 Exchange Agreement. Pursuant to the 2015 Exchange Agreement, on March 27, 2015, Leopard acquired from the 2015 Stockholders 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock in exchange for 4,967,695 common shares of Lions Gate, no par value per share. The 2015 Starz Exchange Shares covered by this Statement are held of record by Leopard. The sole general partner of Leopard is Leopard GP, and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.

(2)	Pursuant to the 2015 Exchange Agreement, the 2015 Stockholders will have (1) a right of first offer on sales of the 2015 Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the 2015 Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Leopard GP expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the 2015 Stockholders.

(3)	Comprised of 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock that are held of record by Leopard. By virtue of Leopard GP’s position as the sole general partner of Leopard, for purposes of this Statement, Leopard GP may be deemed to beneficially own those shares.

(4)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.

(5)	Based on 87,562,102 shares of the Issuer’s Series A Common Stock and 9,858,316 shares of the Issuer’s Series B Common Stock outstanding as of October 31, 2016, as set forth in the Amendment No. 6 to Form S-4 filed by Lions Gate on November 4, 2016. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 15.1% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6.

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons LG Leopard Canada LP (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 2.42% (4) Series B Common Stock: 26.28% (4)
14.	Type of reporting person (see instructions) PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Leopard in connection with the closing of the transactions contemplated by the 2015 Exchange Agreement. Pursuant to the 2015 Exchange Agreement, on March 27, 2015, Leopard acquired from the 2015 Stockholders 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock in exchange for 4,967,695 newly issued common shares of Lions Gate, no par value per share. The 2015 Starz Exchange Shares covered by this Statement are held of record by Leopard. The sole general partner of Leopard is Leopard GP, and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.

(2)	Pursuant to the 2015 Exchange Agreement, the 2015 Stockholders will have (1) a right of first offer on sales of the 2015 Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the 2015 Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Leopard expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the 2015 Stockholders.

(3)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.

(4)	Based on 87,562,102 shares of the Issuer’s Series A Common Stock and 9,858,316 shares of the Issuer’s Series B Common Stock outstanding as of October 31, 2016, as set forth in the Amendment No. 6 to Form S-4 filed by Lions Gate on November 4, 2016. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 15.1% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6.

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on March 30, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by the undersigned with the Securities and Exchange Commission on February 4, 2016 (“Amendment No. 1”), and by Amendment No. 2 filed by the undersigned with the Securities and Exchange Commission on July 1, 2016 (“Amendment No. 2”) . This Amendment No. 3 amends the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, as specifically set forth herein. The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3 is referred to as the “Schedule 13D.”

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Letter Agreement

On November 3, 2016, Lions Gate, Starz, and Merger Sub entered into a letter agreement (the “Letter Agreement”) whereby (i) Starz consented to amendments to the governing documents of certain wholly-owned subsidiaries of Lions Gate pursuant to the Merger Agreement, and (ii) Lions Gate, Starz and Merger Sub agreed to amend Exhibit B to the Merger Agreement, which set forth the form of the Certificate of Incorporation of the Surviving Corporation (as defined in the Merger Agreement), to increase the number of authorized shares of the Surviving Corporation.

Other than as expressly modified pursuant to the Letter Agreement, the Merger Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Lions Gate on July 1, 2016, remains in full force and effect as originally executed on June 30, 2016. The foregoing description of Amendment No.1 does not purport to be complete and is subject to, and qualified in its entirety by the full text of the Letter Agreement, which is filed as Exhibit 7(a) to this Schedule 13D/A, which is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description in Item 4 of the Letter Agreement, and the terms therein are incorporated herein by reference.

ITEM 7.	Material to Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit No.	Description

7(a)

Letter Agreement, dated as of November 3, 2016, by and among Lions Gate Entertainment Corp., Starz, and Orion Arm Acquisition Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K filed by Lions Gate Entertainment Corp. on November 4, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 4, 2016

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	General Counsel and Chief Strategic Officer

LG LEOPARD GP CANADA INC.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	President, General Counsel and Secretary

LG LEOPARD CANADA LP, by its general partner LG LEOPARD GP CANADA INC.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	President, General Counsel and Secretary

[Signature Page to Schedule 13D]

Schedule A

Directors and Officers of Lions Gate Entertainment Corp., LG Leopard GP Canada Inc., Orion Arm Acquisition Inc., and LG Leopard Canada LP

Set forth below is the name, primary business address, present occupation or employment and citizenship of each director and executive officer of Lions Gate Entertainment Corp. (“Lions Gate”), LG Leopard GP Canada Inc. (“Leopard GP”) and Orion Arm Acquisition Inc. (“Orion”). LG Leopard Canada LP (“Leopard”) does not have any executive officers or directors and its affairs are managed and controlled by its general partner, Leopard GP. None of the directors or executive officers named below beneficially owns any Series A Common Stock or Series B Common Stock, respectively, of Starz.

The business address of each executive officer of Lions Gate is 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404. The business address of each executive officer of Leopard GP is 77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1. The business address of each executive officer of Orion is 2700 Colorado Avenue, Santa Monica, California 90404.

DIRECTORS OF LIONS GATE ENTERTAINMENT CORP.

Name	Principal Occupation or Employment

Michael Burns	Vice Chairman, Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Gordon Crawford	Chairman of the Board of Trustees, U.S. Olympic Foundation and Paralympic Foundation; Life Trustee on the Board of Trustees, Southern California Public Radio
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Arthur Evrensel	Partner, Michael, Evrensel & Pawar LLP
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Jon Feltheimer	Chief Executive Officer, Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Emily Fine	Principal, MHR Fund Management LLC
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Michael T. Fries	President and Chief Executive Officer, Liberty Global
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Sir Lucian Grainge	Chairman and Chief Executive Officer, Universal Music Group
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Dr. John C. Malone	Chairman of the Board of Liberty Media Corporation, Liberty Interactive
c/o Lions Gate Entertainment Corp.	Corporation, Liberty TripAdvisor Holdings, Inc., Liberty Broadband
2700 Colorado Avenue	Corporation and Liberty Global plc.
Santa Monica, California 90404
G. Scott Paterson	Media/Technology Venture Capitalist
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Mark H. Rachesky, M.D.	President and Founder, MHR Fund Management LLC
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Daryl Simm	Chairman and Chief Executive Officer, Omnicom Media Group
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Hardwick Simmons	Retired
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

David M. Zaslav	Chief Executive, Discovery Communications
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Messrs. Burns, Crawford, Feltheimer, Fries, Malone, Rachesky, Simmons and Zaslav and Ms. Fine are U.S. citizens. Messrs. Evrensel, Paterson and Simm are Canadian citizens. Mr. Grainge is a U.K. citizen.

EXECUTIVE OFFICERS OF LIONS GATE ENTERTAINMENT CORP.

Name	Principal Occupation or Employment

Jon Feltheimer	Chief Executive Officer

Michael Burns	Vice Chairman

Steve Beeks	Co-Chief Operating Officer; President, Motion Picture Group

Brian Goldsmith	Co-Chief Operating Officer

Wayne Levin	General Counsel and Chief Strategic Officer

James W. Barge	Chief Financial Officer

Messrs. Feltheimer, Burns, Beeks, Goldsmith, Levin and Barge are U.S. citizens.

DIRECTORS OF LG LEOPARD GP CANADA INC.

Name	Principal Occupation or Employment

Wayne Levin	Director; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

James W. Barge	Director; Chief Financial Officer, Lions Gate Entertainment Corp.

Allen Garson	Director; Partner, Dentons Canada LLP

EXECUTIVE OFFICERS OF LG LEOPARD GP CANADA INC.

Name	Principal Occupation or Employment

Wayne Levin	President, General Counsel and Secretary; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

James W. Barge	Chief Financial Officer and Treasurer; Chief Financial Officer, Lions Gate Entertainment Corp.

B. James Gladstone	Executive Vice President; Executive Vice President, Business & Legal Affairs, Lions Gate Entertainment Corp.

Messrs. Levin, Barge, Friedman and Gladstone are U.S. citizens and Mr. Garson is a Canadian citizen.

DIRECTORS OF ORION ARM ACQUISITION INC.

Name	Principal Occupation or Employment

Wayne Levin	Director; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

James W. Barge	Director; Chief Financial Officer, Lions Gate Entertainment Corp.

B. James Gladstone	Executive Vice President, Business & Legal Affairs, Lions Gate Entertainment Corp.

EXECUTIVE OFFICERS OF ORION ARM ACQUISITON INC.

Name	Principal Occupation or Employment

Wayne Levin	President, General Counsel and Secretary; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

James W. Barge	Vice President, Treasurer and Chief Financial Officer; Chief Financial Officer, Lions Gate Entertainment Corp.

Michael Hainkel	Assistant Treasurer; Executive Vice President and Chief Tax Officer, Lions Gate Entertainment Corp.
B. James Gladstone	Executive Vice President; Executive Vice President, Business & Legal Affairs, Lions Gate Entertainment Corp.

Messrs. Levin, Barge, Hainkel and Gladstone are U.S. citizens.

DIRECTORS OF LG LEOPARD CANADA LP

Name	Principal Occupation or Employment

N/A	N/A

EXECUTIVE OFFICERS OF LG LEOPARD CANADA LP

Name	Principal Occupation or Employment

N/A	N/A